Calamos Investment Trust 485BPOS

Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement on Form N-1A of our report dated December 18, 2019, relating to the financial statements and financial highlights of Calamos Market Neutral Income Fund, Calamos Growth and Income Fund and Calamos Global Equity Fund, each a series of Calamos Investment Trust, appearing in the Annual Report on Form N-CSR of Calamos Investment Trust for the year ended October 31, 2019, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Disclosure of Portfolio Holdings” and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

Chicago, Illinois

June 17, 2020